[Loeb & Loeb letterhead]

October 5, 2009

Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	China Ceramics Co., Ltd.
Form F-4 filed August 26, 2009
File No. 333-161557

Dear Ms. Long:

On behalf of our client, China Ceramics Co., Ltd., a company organized under the laws of the British Virgin Islands (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s revised Registration Statement on Form F-4 (the “F-4”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the F-4 and all annexes filed therewith.

The F-4 responds to the comments set forth in the Staff letter dated September 22, 2009 (the “Staff’s Letter”).

In order to facilitate your review of the F-4, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the F-4 as filed.

Form F-4

General

1.	Please tell us why China Holdings Acquisition Corp. is not a filing person for your preliminary proxy statement/prospectus.

Pursuant to discussions with the Staff, the Company has re-filed an amendment to the F-4 in the name of the Company.

2.
Please explain why you are filing the registration statement on Form F-4 rather than Form S-4, and provide us with your analysis regarding whether you qualify as a foreign private issuer as defined under Rule 405 of the Securities Act.

Pursuant to Form F-4, in order to qualify to use Form F-4, an issuer must meet the following requirements:

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

a.           The issuer must be a foreign private issuer; and

b.           the shares must be registered in one of the following transactions:

(1)           in a transaction of the type specified in paragraph (a) of Rule 145;

(2)           in a merger in which the applicable law would not require the solicitation of the votes or consents of all of the security holders of the company being acquired;

(3)           in an exchange offer for securities of the issuer or another entity;

(4)           in a public reoffering or resale of any such securities acquired pursuant to this registration statement; or

(5)           in more than one of the kinds of transactions listed in (1) through (4) registered on one registration statement.

Pursuant to Rule 405 of the Securities Act, a foreign issuer is not a foreign private issuer if (a) more than 50% of its outstanding voting securities are owned of record by residents of the United States and (b) any of the following (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50% of the assets of the issuer are located in the United States, and (iii) the business of the issuer is administered principally in the United States.

In the case of the Company, it is a foreign issuer as it is incorporated under the laws of the British Virgin Islands.  Although the Company is 100% owned by China Holdings Acquisition Corp., its officers and directors are 50% non-United States citizens or residents, the company has no assets (as it was formed as a shell company) and its business, which is limited to engaging in this transaction, is principally administered overseas.  Although in its original filing the Company had only one officer and director who is a United States person, the Company intended to have a second person appointed as an officer and director but did not have the opportunity to do so prior to filing.  In addition, after the business combination and redomestication, it is anticipated that the post-transaction company will qualify as a foreign private issuer.

With respect to the second part of the test for qualification of use of Form F-4, the transaction is one which is specified in paragraph (a) of Rule 145.  Rule 145(a)(2) specifies a transaction that is “statutory merger or consolidation, or similar plan or acquisition in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any person, unless the sole purpose of the transaction is to change an issuer's domicile solely within the United States.”  The redomestication transaction is a statutory merger under the laws of Delaware and the British Virgin Islands, and although it is a “redomestication”, it is not a transaction intended to change the domicile of China Holdings solely in the United States.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Therefore, because the Company is a foreign issuer that meets the requirement of a foreign private issuer and because the transaction is one which meets the requirements of Rule 145, the Company is qualified to file on Form F-4.

3.
We note your disclosure on page 58 that a material change in the Memorandum of Association and Articles of Association compared with CHAC’s certificate of incorporation is an increase in the authorized stock. Please explain why you have not set out the increase in authorized common stock as a separate proposal in the proxy statement. See September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)), which is available on our website.

The Company has set out the increase in authorized common stock as a separate proposal in the proxy statement in accordance with the Staff’s comment.

4.
All exhibits and appendices are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the legal and tax opinions, proxy card and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

5.	Please update as of the most recent practicable date all information provided in your prospectus, including exchange rates and beneficial ownership percentages.

The disclosure in the F-4 has been revised in accordance with the Staff’s comments.

Registration Statement Cover Page

6.	If you meet the requirements of Form F-4, subject to comment 2 above, please revise the cover page to reflect the correct form.

The cover page has been revised to meet the requirements of Form F-4.

7.	Please revise to reflect the correct SIC code for China Ceramics Co., Ltd. or advise. It appears that the correct code is 3250.

The Company determined that the correct SIC code for its business is 3253, which is reflected on the cover page.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

8.
Please clarify in a footnote to the registration fee table and in the letter to security holders that China Ceramic securities being registered will be exchanged on a one-for-one basis for CHAC securities in connection with the redomestication merger and, that as a result of the merger, China Ceramics will become a public company and the current security holders of CHAC will become security holders of China Ceramics.

The disclosure on the cover page of the F-4 and the letter to security holders of CHAC has been revised in accordance with the Staff’s comment.

Letter to Stockholders and Warrantholders/Prospectus Cover Page

9.
Please note that a letter to security holders in a proxy statement/prospectus also serves as a prospectus cover page and, therefore, is subject to the plain English rules and the one page limitation on length. Please revise your cover page to simplify your explanation of the steps of the transaction, which may be detailed later in the summary, and limit it to a single page.

The letter to security holders of CHAC has been revised in accordance with the Staff’s comment and limited to one page.

10.
Please clarify that in calculating the aggregate value of the consideration to be paid by CHAC in the business combination, that you are not including the value of the Contingent Shares and also quantify the amount and value of these shares.

The disclosure on the letter to security holders of CHAC and the prospectus cover page has been revised in accordance with the Staff’s comment.

11.	Please disclose the title and amount of securities being offered and by whom they are being offered. See Item 501(b)(2) of Regulation S-K.

The disclosure on the letter to security holders of CHAC and the prospectus cover page has been revised in accordance with the Staff’s comment.

12.	Please disclose that the securities being registered will not be listed on any national securities exchange. See Item 501(b)(4) of Regulation S-K. We note your disclosure on page 5.

The disclosure on the letter to security holders of CHAC and the prospectus cover page has been revised in accordance with the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

13.
We note that members of CHAC’s board and management will receive substantial benefits as a result of the merger and business combination. Where you include the board’s recommendation, disclose with equal prominence that board members will directly benefit from the transactions and provide a cross reference to the Interests of Certain Persons in the Acquisition section of the filing. Make similar revisions in all applicable places in the registration statement.

The disclosure on the letter to security holders of CHAC and the prospectus cover page, the notice of CHAC stockholders and pages 40 and 57 have been revised in accordance with the Staff’s comment.

Inside Front Prospectus Cover Page

14.
In addition to specifying the date by which security holders must request this information, please disclose that to obtain timely delivery of the information that has not been included in the prospectus, security holders must request the information no later than five business days before the date they must make their investment decision. Further, please highlight this disclosure in print type or otherwise. See Item 2 of Form F-4.

The disclosure on inside front prospectus cover page has been revised in accordance with the Staff’s comment.

15.	Please provide the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

The disclosure on inside back prospectus cover page has been revised in accordance with the Staff’s comment.

Questions and Answers about the CHAC Special Meeting, page 1

16.	Please clarify your disclosure regarding the proposals throughout the filing as follows:

•
Define your references to the redomestication merger and the business combination in the beginning of this section and use these terms consistently throughout. For example, you use the terms Business Combination, Acquisition, and stock purchase interchangeably, and this may be confusing to investors.

The disclosure on page 2 has been revised so that “Redomestication” and “Business Combination” are defined therein.

•	Revise or clarify your references to the Acquisition throughout the filing, since it is often unclear whether the reference should apply to all the proposals or just the business combination.

The references to “Acquisition” have been replaced by “Business Combination throughout the filing and the term “Acquisition Agreement” is now defined on the cover page of the prospectus.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

•
Clarify the requirements relating to conversion rights and separate proposals for the redomestication merger and the business combination. For example, under “Q: Do I have conversion rights in connection with the Acquisition?” on page 1, clarify whether a stockholder must vote only against the business combination proposal and elect to exercise conversion rights on the proxy card or whether a shareholder must vote against both the business combination and redomestication merger proposals. Explain what happens if a stockholder votes against the business combination proposal, but leaves the redomestication proposal blank. Reconcile this disclosure throughout in the filing, such as on page 35 where you state that shares will be voted in favor of the acquisition agreement if there is no indication of how a stockholder wishes to vote, and on page 55 where you state that a stockholder may demand conversion rights if such stockholder votes against the redomestication merger.

The disclosure on page 3 has been revised in accordance with the Staff’s comment.

•
Provide the disclosure required for each proposal. For example, on pages 4 and 10 you discuss the U.S. federal income tax consequences to investors as a result of the redomestication merger, but not the business combination.

The disclosure in the Q&A section of the proxy statement/prospectus has been revised in accordance with the Staff’s comment.

17.	Throughout this section and the Summary, please provide cross-references to the more detailed discussion in the filing.

The disclosure on pages 2 through 15 has been revised in accordance with the Staff’s comment.

18.
You currently repeat information in your Q&A and Summary sections. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the redomestication and business combination, including taxation, in the Summary.

The disclosure on pages 2 through 15 has been revised in accordance with the Staff’s comment so that the information that appears in the Summary does not repeat information in the Q&A.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Q:          What vote is required to approve the Business Combination Proposal?, page 1

19.	Please also disclose the votes required to approve the other two proposals.

The disclosure on pages 2 and 3 has been revised in accordance with the Staff’s comment.

20.	Please disclose the number of shares that your initial stockholders and other affiliates have agreed to vote in favor of the proposals.

The disclosure on page3 has been revised in accordance with the Staff’s comment.

Q:          May I seek statutory appraisal rights or dissenter rights with respect to my shares?, page 3

21.	Please disclose that shareholders who exercise their appraisal rights will not be entitled to seek conversion of their shares into cash.

The disclosure on page 4 has been revised in accordance with the Staff’s comment.

22.
Please indicate whether a shareholder’s failure to vote against a proposal will constitute a waiver of his appraisal rights and whether a vote against a proposal will be deemed to satisfy any notice requirements under Delaware law with respect to the appraisal rights. See Instruction 1 to Item 3 of Schedule 14.A.

The disclosure on page 4 has been revised in accordance with the Staff’s comment.

Q:          What happens to the funds deposited in the Trust Account following the Acquisition?, page 3

23.
Please quantify the amount in the Trust Account that will be used to fund the business combination and the expenses related to the transaction and the maximum amount that will be used if CHAC stockholders exercise their conversion rights. Also disclose what happens to any funds in the Trust Account remaining after such uses.

The disclosure on page 5 has been revised in accordance with the Staff’s comment.

Q:          Who will manage China Ceramics after the Acquisition?, page 3

24.	Please also disclose the names of the executive officers of China Ceramics following the business combination.

The disclosure on page 10 has been revised in accordance with the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Q:          Will the CHAC stockholders be taxed as a result of the merger?, page 4

25.
You must provide a firm conclusion regarding the material federal income tax consequences to investors. Please delete the term “generally” and change the term “should” to “will” throughout the filing where you discuss these tax consequences. In addition, disclose that you have received a tax opinion and identify counsel. Also disclose the material tax consequences to investors as a result of the business combination.

The federal income tax consequences have been removed from the Q&As in response to the Staff’s comment no. 18. In response to the Staff’s comment no. 86, we also have added a risk factor on pages 35-36 to describe the degree of uncertainty concerning tax consequences addressed in the disclosure.  A draft tax opinion has been filed as Exhibit 8.1 and the final tax opinion will be attached as Exhibit 8.1 once the Form F-4 is finalized. The disclosures on pages 15 and 140 have been revised in accordance with the Staff’s comment to address the material tax consequences to investors as a result of the business combination.

Summary, page 4

26.
Please briefly describe in plain English the material terms of the acquisition agreement, including the Contingent Shares provisions and the material conditions to closing, such as the definitive purchase agreement for the Gaoan production facility.

The disclosure on page 10 has been revised in accordance with the Staff’s comment.

27.
Under an appropriate heading in this section, please briefly discuss all the material agreements related to the business combination, including the registration rights, voting, escrow and lock-up agreements. In addition, please file or incorporate by reference these agreements as material contracts.

The disclosure on page 11 has been revised in accordance with the Staff’s comment.

28.
Under an appropriate heading in this section, please disclose the amount of additional shares of common stock to be issued in connection with the business combination (including the Contingent Shares) and quantify the resulting dilution to the existing investors. Also provide this information assuming maximum conversion of the shares into cash.

The disclosure on page 8 has been revised in accordance with the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

29.
Under an appropriate heading in this section, please briefly discuss the material differences between CHAC and China Ceramic shareholder rights, and Delaware and British Virgin Islands corporate laws. See Item 4(a)(4) and (7) of Form. S-4.

The disclosure on page 13 has been revised in accordance with the Staff’s comment.

30.
Please disclose whether the terms of the business combination and the related agreements and transactions comply with the terms described in the Form S-1 registration statement filed in 2007 relating to the initial public offering for the CHAC securities. If not, explain how they differ.

The disclosure on page 8 has been revised in accordance with the Staff’s comment.

Success Winner and Hengda, page 5

31.
Please provide the telephone number of the principal executive offices of Success Winner and Hengda. See Item 3(a) of Form F-4. In addition, please indicate under what laws and when Hengda was organized. Further, please briefly explain what you mean by the statement, “Success Winner holds an indirect 100.0% interest in Hengda.”

The disclosure on page 7 has been revised in accordance with the Staff’s comment.

Redomestication to the British Virgin Islands, page 5

32.
We note your statement that “...it is possible that the [China Ceramics] shares will be listed and traded only on the OTC Bulletin Board.” Please revise your disclosure here and elsewhere to reflect that shares are not listed or traded on the OTC Bulletin Board but rather that they are “quoted.”

The disclosure on pages 7, 45, 60, 142 and 146 has been revised in accordance with the Staff’s comment.

Business Combination with Success Winner: Acquisition Consideration, page 6

33.	Please explain in the second paragraph the reasons why you increased the amount of authorized share capital by 10,000,000.

The disclosure on page 8 has been revised in accordance with the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

34.
In the before and after diagrams, please indicate under what jurisdiction each entity is organized. In addition, please explain the business reasons for using a multi-level, multi-national organizational structure to effectuate the proposed business combination and to conduct business. For example, explain why Success Winner is organized under the laws of the British Virgin Islands, and the business purpose for Stand Best Creation Limited.

The disclosure on pages 9 has been revised in accordance with the Staff’s comment.

Conversion Rights, page 7

35.
We note your statement in the first paragraph, and elsewhere in your filing, that CHAC shareholders “will only be entitled to receive cash for the[ir] shares if [they] continue to hold them through the closing of the business combination.” However, this disclosure appears to conflict with your instructions directing CHAC shareholders to tender their shares prior to the special meeting. Please revise your disclosure to clarify the procedure by which CHAC shareholders may convert their shares.

In response to the Staff’s comment no. 18, there is a discussion of conversion rights in the Q&A section of the F-4, and this information has not been repeated in the Summary section of the F-4.  The disclosure on page 3 has been revised to clarify the procedure by which CHAC shareholders may convert their shares in response to the Staff’s comment.

36.
We note your instructions to CHAC shareholders, stating that “In connection with tendering your shares for conversion into cash, you must elect either to physically tender your stock certificates to CHAC’s transfer agent prior to the special  meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares.” Please revise your disclosure to make clear whether, as you state in the first sentence of the second paragraph on page 8, the procedure outlined under either tender option must be completed by the day prior to the special meeting to convert their shares to cash.

The disclosure on page 42 has been revised in accordance with the Staff’s comment.

Interests of Certain Persons in the Acquisition, page 9

37.
Please revise the third bullet point to quantify the amount and value of the warrants. Also quantify the dollar amount related to the services payable by CHAC, which you refer to in the last bullet point, and clarify whether any of these advisors are affiliates of CHAC.

The disclosure on page 12 has been revised in accordance with the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

38.	It appears that the disclosure in the fourth and fifth bullet points on this page is incomplete. Please revise accordingly here and on page 48.

The disclosure on pages 12 and 58 has been revised to combine the two bullet points, which had been inadvertently separated.

Voting Securities, page 10

39.
We note your disclosure that holders of CHAC common stock will be entitled to appraisal rights under Delaware corporate law in connection with the Acquisition. However, elsewhere in the filing you disclose that the redomestication merger of CHAC with China Ceramics causes the stockholders of CHAC to have appraisal rights. Please clarify here and throughout the filing whether the appraisal rights apply to both the redomestication merger and the business combination. Also include a separate heading for the appraisal rights in the Summary.

The disclosure on pages 14, 43 and 66 has been revised to clarify that stockholders only have appraisal rights in connection with the Redomestication.

Success Winner Summary Financial Information, pane 11

40.	Please provide the financial information for the five most recent financial years, as required by Item 3.A.1 of Form 20-F. Make similar disclosure on page 63.

The disclosure on pages 16 and 72 has been revised in accordance with the Staff’s comment.

41.
Please provide in this section the exchange rate information required by Item 3.A.3 of Form 20-F. See Item 3(d) of Form F-4, as well as Question 110.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Exchange Act Forms), which is available on our website.

The disclosure on page 17 has been revised in accordance with the Staff’s comment.

Selected Unaudited Pro Forma Consolidated Financial Information, page 12

42.
We note that you have presented pro forma financial information under three possible scenarios. Please explain in further detail the mechanics of the third scenario regarding the assumption of a “75% Public Stock Redemption/Repurchase,” since it appears that the maximum conversion is 33.33%.

The disclosure on pages 18-19 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

43.
You indicate that the escrowed shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse recapitalization at par value. Please disclose your basis for recording these as an adjustment to the accounting acquiree’s basis in the reverse recapitalization at par.

The disclosure on page 18 has been revised to reflect that the escrowed shares will be recorded as an adjustment to the accounting acquiree's basis in the reverse recapitalization at fair value.

Comparative Per Share Information, page 13

44.	In accordance with Item 3(f) of Part I.A of the Form F-4, please address the following:

•
Please present the historical per share amounts for China Holdings Acquisition Corp. and Success Winner, which should include the book value per share, cash dividends declared per share, and income (loss) per share from continuing operations for each entity. We note that the pro forma statement of operations indicates that Success Winner Limited had one share outstanding for all periods;

•
Please clearly indicate which amounts represent the equivalent pro forma per share amounts. We remind you that you should present equivalent pro forma book value per share, equivalent pro forma cash dividends per share, and equivalent pro forma income (loss) per share from continuing operations; and

•	Please clearly disclose how you are calculating the equivalent pro forma per share amounts, including the exchange ratios used.

The disclosure on page 21 has been revised in accordance with the Staff’s comments.

Risk Factors, page 16

45.
We note your disclosure on page 46. Please add risk factors regarding the all the actions that CHAC, Hengda and their affiliates may enter into to secure approval of the transactions. Also disclose whether the funds in the trust could be used in any of those transactions.

Risk factors have been added on pages 32 and 33 in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Introduction of new laws or changes to existing laws by the PRC government..., page 21

46.	Please revise the first and second paragraphs on page 22 in plain English, and clarify the risk to investors.

The disclosure on page 28 has been revised in accordance with the Staff’s comments.

There will be a substantial number of China Ceramics’ ordinary shares available..., page 27

47.
We note your statement that begins “Assuming that all shareholders of Success Winner participate....” However, based on your disclosure found elsewhere in the prospectus, Successor Winner has only one shareholder, Mr. Wong Kung Tok.

Please clarify whether there are currently other shareholders of Success Winner. If so, please identify these holders in your prospectus where appropriate.

Success Winner currently has only one shareholder, Mr. Wong Kung Tok.  The sentence beginning “Assuming that all shareholders of Success Winner participate .. . .” has been deleted from page 33 of the F-4.

There is a risk that China Ceramics could be treated as a U.S. domestic corporation . .  page 28

CHAC should recognize gain (but not loss) for U.S. federal income tax purposes . .  page 28

48.
We note your statement urging security holders to consult their own tax advisors in these risk factors. However, your disclosure does not describe whether there are federal income tax consequences to investors as a result of owning your securities after the merger and business combination. Please revise.

A risk factor has been added on page 35 in response to the Staff’s comment.

There is a risk that China Ceramics will be classified as a passive foreign investment . .  page 29

49.
We note your statement that U.S. holders may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Please describe this risk in greater detail and in plain English.

The passive foreign investment company (“PFIC”) rules that apply in determining a U.S. holder’s U.S. federal income tax liability and reporting requirements are complex, and the Company believes that elaborating the potential consequences in this risk factor would make the risk factor less understandable than as currently stated.  Accordingly, the risk factor refers the investors to the PFIC discussion under the section entitled “Material U.S. Federal Income Tax Consequences” for more detailed information on these tax consequences.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Under PRC Enterprise Income Tax Law . . ., page 29

50.	Please describe in greater detail and in plain English the risk to investors under EIT Law.

The disclosure on page 36 has been revised in accordance with the Staff’s comments.

Special Meeting of CHAC Stockholders, page 33

The Business Combination Proposal, page 39

51.	Please discuss the reasons of Success Winner for engaging in the proposed business combination. See Item 4(a)(2) of Form F-4.

The disclosure on page 50 has been revised in accordance with the Staff’s comments.

Background, page 40

Current Target: Jinjiang Hengda Ceramics, page 42

52.	Please identify the China-based advisory firm who contacted Mr. Kelly about Hengda.

The disclosure on page 48 has been revised in accordance with the Staff’s comments.

CHAC Board’s Reasons for the Approval of the Acquisition of Hengda, page 43

53.
Please provide us with the projections and valuation metrics exchanged among and relied upon by the parties. Please also summarize this information and the underlying assumptions in the registration statement. We may have further comments after we review these materials.

Under separate cover, pursuant to Rule 12b-4, the Company is providing the Staff with a copy of the requested materials.  The disclosure on pages 50-52 has been revised in accordance with the Staff’s comments.

Potential Negative Factors, page 44

54.	Please disclose whether the board considered the other factors you disclose in the Risk Factors section of the filing.

The disclosure on page 53 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Other Considerations, page 44

Public Company Analysis, page 44

55.
Please explain in further detail the price/earnings methodology your board used to determine that the proposed business combination transaction was fair to your shareholders. In addition, please explain your rationale for presenting pro forma equity values of a combined CHAC and Hengda under two different scenarios. Disclose why these scenarios are different than the ones used under the pro forma financial information section beginning on page 12.

The disclosure on page 53 has been revised in accordance with the Staff’s comments.

56.	Please indicate the date of the Chinese companies’ share prices in the first table on page 45.

The disclosure on page 55 has been revised in accordance with the Staff’s comments.

80% Test Analysis, page 46

57.	Please describe the board’s analysis in greater detail and clarify how it used the public company analysis to make this determination.

The disclosure on page 56 has been revised in accordance with the Staff’s comments.

The Redomestication Proposal, page 54

General, page 54

58.
We note that the redomestication merger is a condition to the consummation of the business combination. Please expand your discussion in the second paragraph of this section and describe in greater detail the business purpose of this condition, including any specific tax or regulatory reasons.

The disclosure on page 64 has been revised in accordance with the Staff’s comments.

59.
Please provide a cross-reference in the third paragraph of this section to your more detailed discussion of the differences in the laws of Delaware and the British Virgin Islands as they affect your shareholders.

A cross reference on page 64 has been added in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Differences in Stockholder Rights, page 57

60.
We note your disclosure that that the flexibility available under British Virgin Islands law has enabled you to adopt a Memorandum of Association and Articles of Association that will provide stockholders with rights that do not vary in any material respect from those under CHAC’s certificate. However, it appears from your description in the bullet points in this section that there are some material differences.  Please clarify your description regarding the differences in the Memorandum of Association. Consider providing this information in a tabular format.

The disclosure on pages 67-68 has been revised in accordance with the Staff’s comments

61.
Please describe in greater detail the differences in stockholder rights between Delaware and British Virgin Islands corporation law that would affect your stockholders, and clarify whether the Memorandum of Association modifies these laws.

The disclosure on pages 67-68 has been revised in accordance with the Staff’s comments

62.
Please provide us your analysis whether any of the modified charter or bylaw provisions are material and would be required to be set out as separate proposals. See September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)), which is available on our website.

In response to comment 3, the Company has added a proposal relating to the increase in the number of authorized shares of stock.  The below table summarizes why the Company believes that the other differences do not require separate shareholder approval:

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

	Delaware Law	BVI Law	China Ceramics Charter	Reason No Separate Proposal Required

Amendment to the Certificate of Incorporation/ Memorandum of Association	Under Delaware law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation.
Under British Virgin Islands law, the board of directors is permitted to have broad authority to amend the Memorandum of Association (the equivalent of the certificate of incorporation), except with respect to certain rights of the shareholders.
			The China Ceramics Memorandum prohibits the board of directors from amending the Memorandum of Association without Stockholder Approval, making it more consistent with Delaware law.	The provision in the Memorandum and Articles make shareholders rights consistent with Delaware law.

Submission of Matters to the Annual Meeting	Delaware allows a considerable amount of latitude in establishing notice requirements for stockholder inclusion of matters on the agenda of an annual meeting.
British Virgin Islands law also provides a considerable amount of latitude. For example, CHAC’s notice requirements for inclusion of a matter on the agenda of an annual meeting provided that such notice be submitted not less than 60 days prior to the meeting.
			The China Ceramics Articles of Association require submission not less than 30 days prior to the meeting for inclusion, which provides stockholders with greater rights than under Delaware law.	The provision in the Memorandum and Articles provides shareholders with greater rights than they would have under applicable law.

Alternate Directors	Delegation of a director’s responsibilities is not permitted under Delaware law.
British Virgin Islands law allows a director to appoint an alternate who has the authority to vote in place of the appointed director at a meeting of directors, which means that the person a stockholder elects may not be the person actually making a decision at board meetings.
			N/A	The China Ceramics Memorandum and Articles do not modify BVI law on this point.

Written Consent of Directors
Under Delaware law, directors may act by written consent only on the basis of a unanimous vote.  This would require there to be a formal board meeting if there was a dissenting director or if a director could not be located
		In the British Virgin Islands, directors’ consents need only a majority of directors signing to take effect, removing the need for a formal meeting if some of the directors did not agree with the act.	The China Ceramics Articles of Association provides only for unanimous written consents of directors, making it more consistent with Delaware law.	The provision in the Memorandum and Articles make the requirements of written consent consistent with Delaware law .

Sale of Assets	Under Delaware law, a stockholder vote is required to approve the sale of assets only when all or substantially all assets are being sold.
The British Virgin Islands, shareholder approval is required when more than 50% (by value) of the company’s assets are being sold outside of the company's usual course of business, which is a more stringent requirement than under Delaware law.
			N/A	The China Ceramics Memorandum and Articles do not modify BVI law on this point.

Removal of Directors	Under Delaware law, only stockholders may remove a director. CHAC’s by-laws provide that a sitting director may only be removed by stockholder for cause	Under British Virgin Islands law, the other directors may remove a sitting board member, which means that a stockholder selection may be removed without stockholder approval	The China Ceramics Articles of Association permit shareholders to remove a sitting director without cause upon a majority vote of the shareholders.	The provision in the Memorandum and Articles make the removal of directors consent consistent with Delaware law, and preferable to CHAC’s by-laws.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Unaudited Pro Forma Consolidated Financial Statements, page 64

63.
The Acquisition is expected to be accounted for as a reverse recapitalization if, immediately following completion of the transaction, the shareholders of Success Winner and investors in Success Winner immediately prior to the Acquisition have effective control of China Holdings Acquisition Corp. through (1) their shareholder interest in the combined entity and excluding the Escrowed Shares, (2) significant representation on the Board of Directors (initially two out of five members), with two other board members being independent, and (3) being named to all of the senior executive positions. Please expand your disclosures to further expand on how you determined that Success Winner will have effective control. In this regard, please refer to ARB 51 and the factors listed in paragraphs All through A15 of SFAS 141(R). Please specifically address the voting interest that will be held in the combined company by each entity and your consideration of this factor. Please also address if there is the possibility of the shareholders of Success Winner not having effective control.

The disclosure on page 74 has been revised in accordance with the Staff’s comments.  Based on the current economic climate the Company believes that it is likely that all shareholders will not vote for the proposed transaction.  If 33.33% of the public shareholders vote against the proposed transaction and request that their shares be redeemed, the sole shareholder of Success Winner will own 36.17% of the outstanding shares of the Company and existing shareholders of CHAC will own 63.83%.  Success Winner has only one shareholder and therefore after the consummation of the business combination he will have effective voting control of the Company through his ownership of a large minority interest with no other owner or organized group of owners having a significant voting interest.  In addition the sole shareholder of Success Winner will have the right to appoint 60% of the members of the board of directors as well as senior management of the combined entity.  The above factors and the guidance provided in FAS 141R lead to the conclusion that the proposed Business Combination should be accounted for as a reverse acquisition.

64.
Please disclose whether the Board of Directors or any employees of China Acquisition Holdings Corp. will receive exit packages in connection with the merger or if any equity securities of China Ceramics Co. Ltd., China Holdings Acquisition Corp. or Success Winner will automatically vest in connection with the merger. If so, please confirm that these adjustment amounts have been reflected in the pro forma balance sheet. Please also disclose that these amounts were not reflected in the pro forma statements of operations. Refer to Rule 11-02(b)(5) of Regulation S-X.

The disclosure on page 74 has been revised to reflect that neither the Board of Directors nor any employees of CHAC will receive exit packages in connection with the merger or have any equity securities vest except for the founders shares and warrants of CHAC.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

65.
Please disclose what consideration you gave to reflecting the merger of China Holdings Acquisition Corp. with and into China Ceramics in the pro forma financial information. If you determine that this transaction should also be reflected in the pro forma financial information, please include the adjustments related to transaction in a separate column followed by a subtotal column which only shows the pro forma impact of this merger. This should be followed by a column with your pro forma adjustments related to the merger with Success Winner Limited and then a total column which presents the pro forma impact of both mergers.

The disclosure on page 76 has been revised in accordance with the Staff’s comments.  Although China Ceramics has been legally formed, it has not been capitalized and it has no assets or liabilities.  It is intended that China Ceramics will acquire all of the issued and outstanding shares of Success Winner and will become be the parent company of the group.

66.
The historical financial statements of Success Winner have been prepared under IFRS and presented in Chinese Renminbi and these pro formas have been converted into U.S. Dollars and U.S. GAAP. Please consider disclosing the nature of the differences and changes made to convert the historical financial statements to U.S. GAAP for pro forma purposes.

The disclosure on page 73 has been revised to indicate that no material adjustments were made to Success Winner’s financial statements prepared under IFRS when converting them to U.S. GAAP.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 66

67.	Please present your historical and pro forma shares authorized, issued and outstanding on the face of your pro forma balance sheet.

The disclosure on page 76 has been revised in accordance with the Staff’s comments.

68.
With regards to Note (d), please revise your pro forma balance sheet to clearly label this adjustment. It is unclear where this adjustment is presented on the pro forma condensed combined balance sheet.

The disclosure on page 75 has been revised in accordance with the Staff’s comments.

69.
With regards to Notes (h), (i) and (m), please tell us how you determined that these notes related to a new manufacturing facility are directly attributable to the acquisition, are factually supportable and are expected to have a continuing impact on the combined results. Please tell us whether there are contractual arrangements related to this new manufacturing facility.

The disclosure on page 77 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

70.	With regards to your accounting for the escrowed shares described in Note (d), please tell us what consideration you gave to EITF D-110.

The disclosure on page 82 has been revised in accordance with the Staff’s comments.

71.
It is not clear whether you have included pro forma adjustments to stockholders’ equity to reflect the reverse recapitalization. Specifically, a reader currently cannot easily see whether you have eliminated the retained earnings of China Holdings Acquisition Corp. as well as retroactively restated (similar to a stock split) the stockholder’s equity of Success Winner Limited for the equivalent number of shares received in the merger with any difference in par value offset to additional paid-in-capital. In a similar manner, it is not clear how the reverse recapitalization has been reflected in your determination of weighted average number of common shares outstanding for purposes of determining earnings per share amounts. Please advise or revise as necessary.

The disclosure on pages 77 and 81 has been revised in accordance with the Staff’s comments.

Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31, 2008, page 69

Unaudited Pro Forma Condensed Combined Statement of Operations For the six months ended June 30, 2009, page 72

72.
You indicate that historical financial information in the unaudited pro forma condensed combined statements of operations have been adjusted to give effect to events that are expected to have a continuing impact on the combined results. Given that your direct transaction costs are non-recurring in nature and will be included in the income of the registrant within the twelve months following the transaction, please tell us how you determined that it is appropriate to include estimated direct transaction costs (Notes b and c) in your pro forma statements of operations. Please refer to Rule 11-02(b)(5) of Regulation S-X.

The disclosure on page 85 has been revised in accordance with the Staff’s comments.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

73.
With regards to Note (2), please disclose your consideration of paragraphs 30 to 35 of SFAS 128 in determining whether to include the escrow shares in your determination of basic and diluted earnings per share. Please also disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented.

The disclosure on page 87 has been revised in accordance with the Staff’s comments.

The Ceramics Industry, 75

74.	Please define “CAGR,” as such term is used in this section.

The disclosure on page 88 has been revised in accordance with the Staff’s comments.

Overview, page 76

75.
We note your statement that “In the foreseeable future, Hengda expects to enter into relationships with some large property developers in China as their exclusive or primary provider of ceramic tiles.” Please indicate whether, and to what extent, Hengda has engaged in discussions with these large property owners regarding exclusivity or primary provider arrangements.

The disclosure on page 89 has been revised in accordance with the Staff’s comments.

Legal Proceedings, page 85

76.	Please indicate whether there are any material lawsuits currently pending against Success Winner or Stand Best Creation Limited. If so, please discuss.

The disclosure on page 98 has been revised in accordance with the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition...of Success Winner, page 86

77.	Please provide tabular disclosure of Hengda’s contractual obligations. See Item 5.F of Form 20-F.

The disclosure on page 110 has been revised to confirm that there are no material lawsuits currently pending against Success Winner or Stand Best Creation Limited.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Cash Flow Analysis. page 93

Cash Flows from Operating Activities, page 93

78.
Please enhance your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows. For example, you should expand upon your disclosure to discuss in greater detail that “the increase was mainly attributable to an increase in trade receivables..., an increase in trade payables....” Specifically, you should discuss in greater detail the changes in your working capital accounts such as inventory, accounts receivable, and trade payable and provide a more robust explanation of the reasons for those changes.

The disclosure on pages 106-107 has been revised in accordance with the Staff’s comments.

79.
We note that accounts receivable represents approximately 51% of your total current assets as of December 31, 2008 and inventory represents approximately 34% of your total current assets as of December 31, 2008. As such, please consider including an analysis of days sales outstanding for your accounts receivables and inventory turnover rates for each period presented along with an explanation of any material variances. Such disclosure would provide investors with a better understanding of the collectability of your accounts receivables and the realizability of your inventories.

The disclosure on page 107 has been revised in accordance with the Staff’s comments.

Critical Accounting Policies and Judgments, page 96

80.	Please consider expanding your critical accounting policies to address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

•	If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

•	If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

•
A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect;

•
A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past two years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

The disclosure on pages 110-111 has been revised in accordance with the Staff’s comments.

Security Ownership of the Combined Company After the Acquisition, page 119

81.
We note that after the business combination is consummated, Huang Jia Dong and Wong Tsang Ying will own a portion of the post-acquisition company. Please discuss how you anticipate these individuals obtaining their post-acquisition interests. Further, please describe all arrangements involving or contemplating any payment, in cash or otherwise, to directors, officers, or affiliates of any of the parties in connection with the proposed business combination.

The disclosure on page 132 has been revised in accordance with the Staff’s comments.

Certain Transactions, page 121

82.	Please rename the heading and subheadings of this section to indicate the discussion relates to “Related Party Transactions.”

The disclosure on pages 133-134 has been revised in accordance with the Staff’s comments.

Description of the Combined Company’s Securities Following the Stock Purchase, page 125

83.
We note your discussion of “preference stock” in the first paragraph on page 126. It does not appear from China Ceramic’s memorandum or articles of association that your board of directors will have the authority, without further action on the part of shareholders, to issue preference stock. Please indicate which provisions of your charter documents will empower your board of directors with such authority. Alternatively, please remove your description of preference stock.

The disclosure on page 137 has been revised to remove the description of preference stock.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Material U.S. Federal Income Tax Consequences, page 128

84.	It is unclear whether you are doing a short-form or a long-form tax opinion. If this is a short-form opinion, then you must indicate here that the discussion is the opinion of counsel.

A draft tax opinion has been filed as Exhibit 8.1 and the final tax opinion will be attached as Exhibit 8.1 once the Form F-4 is finalized.

Tax Consequences of the Business Combination With Respect to China Ceramic, page 129

85.	Please discuss the material federal income tax consequences of the business combination to investors.

The disclosure on pages 15 and 140 have been revised in accordance with the Staff’s comment.

Tax Consequences of the Merger, page 129

Tax Consequences to U.S. Holders of Ordinary Shares and Warrants of China Ceramics., page 131

86.	Please clarify your disclosure so that investors can better understand the material tax consequences in order to make an informed investment decision. Include the following in your disclosure:

•	Identify the applicable Internal Revenue Code provision, regulation or revenue rulings and, if applicable, any recent tax code changes or other factors which may affect the cited authority.

•
You must clearly provide a firm conclusion regarding the tax consequences of the transaction to investors. If doubt exists because of a lack of authority addressing the tax consequences, you must describe why counsel cannot provide a firm conclusion, the degree of uncertainty and provide risk factor disclosure setting forth the risk to investors.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

The tax discussion already indicates that it is based on the Internal Revenue Code, as well as other relevant authorities, and does include references to certain code sections and regulations where the Company believes that such disclosure would be beneficial to investors.  The Company believes that adding any additional references would not improve the readability of the disclosure because it is meant to be a general discussion of material tax consequences.  A draft tax opinion has been filed as Exhibit 8.1 and the final tax opinion will be attached as Exhibit 8.1 once the Form F-4 is finalized.  In addition, a risk factor has been added on pages 35 and 36 to describe the degree of uncertainty concerning the tax consequences addressed in the disclosure in accordance with the Staff’s comment.

Experts, page 136

87.
We note that you presented Foo Kon Tan Grant’s review report related to the June 30, 2009 interim financial statements of Success Winner on page F-31. As required by AU Section 71L09, please expand your disclosures to clarify that this review report is not a “report” or “part” of the registration statement within the meaning of sections 7 and 11 of the Securities Act of 1933.

The disclosure on page 147 has been revised in accordance with the Staff’s comment.

Financial Statements General

88.	Please disclose the reason(s) for the omission of the registrant, China Ceramics Co. Ltd’s financial statements.

Although China Ceramics has been legally formed, it has not been capitalized and it has no assets or liabilities.  It is intended that China Ceramics will acquire all of the issued and outstanding shares of Success Winner and will become be the parent company of the group.

CHINA HOLDINGS ACQUISITION CORP.

Interim Financial Statements — June 30, 2009

Balance Sheet, page F-2

89.
Please revise your balance sheet to include a descriptive caption such as “retained earnings accumulated during the developmental stage” in the stockholders’ equity section pursuant to paragraph 11(a) of SFAS 7. Please also revise your statement of stockholders’ equity accordingly.

The disclosure on page F-2 has been revised in accordance with the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Statement of Stockholders’ Equity, page F-4

90.
Please revise your statements of stockholders’ equity to specifically provide the “date” and dollar amounts (per share or other equity per unit and in total) of each issuance including the number of stock, warrants, rights or other equity securities issued for cash and for other consideration on each date presented. Refer to paragraph 11(d) of SFAS 7.

The disclosure on page F-4 has been revised in accordance with the Staff’s comment.

Statements of Cash Flows, page F-5

91.
Please tell us how you determined that interest earned on trust fund should be classified as a non-cash adjustment to reconcile net income (loss) to net cash used in operating activities. Please cite the accounting literature used to support your conclusion.

The interest income is accrued to the trust fund and investments in the trust fund are classified as investing activities. Paragraph 28 of SFAS 95 provides that net income should be adjusted to remove the effects of all items whose cash effects are investing or financing cash flows.

Note 4 — Summary of Significant Accounting Policies

Net Earnings per Common Share, page F-8

92.
Please tell us how you determined it was appropriate to include the common stock subject to possible redemption in your weighted average number of shares outstanding. Please address your consideration of paragraph 19 of EITF D-98 and paragraphs 30 through 34 of SFAS 128.

The Company only has one class of common stock outstanding.  Paragraph 19 of EITF D-98 discusses redeemable common stock where the shareholder has a contractual right to receive at share redemption an amount that is other than the fair value of such shares.  Paragraphs 30 through 34 of SFAS 128 discusses earnings per share as it relates to contingently issuable shares.  The shares subject to possible redemption are not subject to a contingent stock agreement.  They represent the maximum number of shares that public stockholders can elect to have redeemed if they vote against a proposed business combination.  Such redemption, if it occurs, will be at a pro-rata amount of funds in the trust account, which is not materially different from fair value as the market price of the company's stock has approximated the amount in the trust acount on a per share basis.

Note 5 — Income Taxes, page F-10

93.	Please also include the disclosures required by paragraph 43, 45, 47 and 48 of SFAS 109, as applicable.

Footnote 5 of the financial statements at June 30, 2009 contains information as to the components of income tax expense as well as rate reconciliation.

94.
On page F-8, you indicate that there were no adjustments for uncertain tax positions in the current year. Please confirm that you have no uncertain tax positions. Otherwise, please provide the disclosures, including but not limited to a tabular reconciliation of the total amounts of unrecognized tax benefits, as required by paragraph 21 of FIN 48, as applicable.

The Company confirms that it has no uncertain tax positions.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Note 7. Capital Stock, page F-11

95.
Please revise your disclosure in this footnote to include the significant terms of your common stock including but not limited to voting rights. Your financial statement disclosure should include similar information to your disclosure on page 123 of your Form F-4.

The disclosure on pages F-11 and F-12 has been revised in accordance with the Staff’s comment. The description of the capital stock is on page 135 of this Amendment.

Annual Financial Statements — December 31, 2008

General

96.	Please address the comments above in your annual financial statements as well.

The Company has addressed the comments above in its annual financial statements.

SUCCESS WINNER LIMITED

Report of Independent Registered Public Accounting Finn, page F-31

97.	Please make arrangements with Foo Kon Tan Grant Thornton to obtain a review report that does not refer to pages 1 to 33, which are not relevant to this Form F-4.

The disclosure on page F-32 has been revised in accordance with the Staff’s comment.

Note 2. The Reorganisation and Basis of Presentation, page F-37

98.
Please expand your disclosures to provide a comprehensive explanation of the specific factors that you considered and led you to determine that these entities were under common control pursuant to paragraphs B1 through B4 of IFRS 3. Please disclose the specific periods for which you determined them to be under common control and therefore reflected in the combined financial statements.

In accordance with IFRS 3, a business combination involving entities or businesses under common control is a business combination in which all of the entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. In our case, Mr. Wong Kung Tok, who has held 85% of the outstanding shares of Jinjiang Hengda Ceramics since the day of establishment is also the major shareholder of both Stand Best and Success Winner since the date of incorporation of both entities and has remained as the controlling party of each of the three entities.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

In addition, the party or parties, collectively have the power to govern its financial and operating policies so as to obtain benefits from its activities and that ultimate collective power is not transitory. As Mr. Wong Kung Tok is the controlling shareholder for the Companies under the Group. He has the power to govern the financial and operating activities.

In applying merger accounting, financial statement items of the combining entities or businesses for the reporting period in which the common control combination occurs, and for any comparative periods disclosed, are included in the combined financial statements of the combined entities as if the combination had occurred from the date when the combining entities or businesses first came under the control of the controlling party or parties.

Thus, common control has been in existence as was mentioned in both the 4 years combined financial statements and interim combined financial statements.

Earnings Per Share, page F-54

99.
You indicate that earnings per share information is not presented as its inclusion, for the purpose of this report, is considered by the director not meaningful due to the Group Reorganization and the preparation of the results of the Group for the under review periods on the consolidated periods on the consolidated basis as disclosed in Note 2 to the financial statements. Please tell us how you determined that it was appropriate to omit earnings per share information on this basis. Please tell us what consideration you gave to IAS 33 in reaching the conclusion that you did.

Pursuant to IAS 33, the objective of basic earnings per share information is to provide a measure of the interests if each ordinary share of a parent entity in the performance of the entity over the reporting period.

Success Winner determined that it was appropriate to omit earnings per share information due to the unavailability of number of ordinary shares or potential ordinary shares outstanding may resulted from the Restructuring Exercise.

However, further full disclosure of earnings per share pursuant to IAS 33 will be presented once the restructuring is completed. Assuming earnings per share was to be presented for the Holding Company at each relevant period 2006 and 2007, the number of share is not applicable, as Hengda did not make use of the concept of outstanding shares.  For 2008, one share was outstanding.  Success Winner was incorporated in British Virgin Islands on 29 May 2009, and at the date of this report, the issued share capital of the Success Winner was US$1 comprising 1 fully paid shares of US$1.00 each.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Thus, the presentation of earnings per share unable to reflect the true and fair performance of Success Winner for the respective reporting periods.

Annual Financial Statements — December 31, 2008

General

100.	Please address the comments above related to Success Winner in the annual financial statements as well.

The Company has addressed the comments above in Success Winner’s annual financial statements.

Item 21. Exhibits and Financial Statement Schedules, page II-1

101.
Please provide a list briefly identifying the contents of all omitted exhibits and schedules to your Merger and Stock Purchase Agreement, along with an agreement to furnish us supplementally with a copy of any omitted exhibits and schedules upon our request. See Item 601(b)(2) of Regulation S-K.

A list of Exhibits and Schedules has been filed at the end of the Merger and Stock Purchase Agreement.  The Company agrees to supplementally furnish to the Staff a copy of any omitted exhibits and schedules..

102.	Please file the charter documents of Hengda, Success Winner, and Stand Best as exhibits to this registration statement.

The charter documents of Success Winner, Stand Best and Hengda are filed as Exhibits 3.3, 3.4 and 3.5 to the F-4.

103.	Please file an opinion regarding tax matters. See Item 601(b)(8) of Regulation S-K.

A draft tax opinion has been filed as Exhibit 8.1 and the final tax opinion will be attached as Exhibit 8.1 once the Form F-4 is finalized.

Ms. Pamela Long
Securities and Exchange Commission
October 5, 2009

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc:	Paul K. Kelly
China Ceramics Co., Ltd.